Grandview Gold Inc.
(An Exploration Stage Company)
Interim Financial Statements
(Unaudited)
For the Three Months Ended August 31, 2007

Responsibility for Interim Financial Statements

The accompanying unaudited interim financial statements for Grandview Gold Inc. (An Exploration Stage Company) have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the audited May 31, 2007 financial statements. Only changes in accounting information have been disclosed in these unaudited interim financial statements. These unaudited interim financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of these unaudited interim financial statements, management is satisfied that these unaudited interim financial statements have been fairly presented.

The independent auditor of Grandview Gold Inc. has not performed a review of the unaudited interim financial statements for the three months ended August 31, 2007 and August 31, 2006.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Balance Sheets
	August 31,	May 31,
(Unaudited)	2007	2007
Assets

Current assets
Cash and cash equivalents	$426,768	$1,299,277
Short term investments	2,538,979	-
GST and sundry receivable	102,171	221,931
Prepaid expenses	243,615	158,692
Exploration advances, net	-	312,491

	3,311,533	1,992,391
Reclamation bond	13,896	-
Due from a related party (Note 9(vi))	90,000	90,000
Mining interests	8,649,251	7,134,618

	$12,064,680	$9,217,009

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$511,975	$416,774

Shareholders' equity

Share capital (Note 4(b))	13,301,740	11,019,703
Warrants (Note 5)	3,471,832	2,611,614
Contributed surplus	3,356,344	3,356,344
Accumulated deficit	(8,577,211)	(8,187,426)

	11,552,705	8,800,235

	$12,064,680	$9,217,009

Nature of operations and going concern assumption (Note 1)

Commitments (Note 2)

The notes to interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Loss and Comprehensive Loss

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2007	2006	26, 2004)

Expenses
Stock-option compensation	$-	$571,563	$2,708,000
Investor relations, business development
and reporting issuer maintenance costs	152,658	68,994	1,178,041
Management services	76,250	72,769	925,700
Professional fees	72,496	183,346	806,435
Office and administration	74,407	32,323	525,463
Flow-through interest expense	-	-	141,366
Write-down of marketable securities	-	-	25,000
Bad debt	-	-	1,235

	375,811	928,995	6,311,240

(Loss) before the under noted	(375,811)	(928,995)	(6,311,240)
Interest income	16,026	14,795	37,708
Forgiveness of debt	-	-	35,667
Site restoration costs	(30,000)	-	(30,000)
Failed merger costs	-	-	(170,000)

(Loss) before income taxes	(389,785)	(914,200)	(6,437,865)
Future income tax (recovery)	-	-	(1,294,902)

Net (loss) and comprehensive (loss) for the period	$(389,785)	$(914,200)	$(5,142,963)

Basic (loss) per share (Note 7)	$(0.01)	$(0.05)

Diluted (loss) per share (Note 7)	$(0.01)	$(0.05)

The notes to interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Changes in Shareholders' Equity

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2007	2006	26, 2004)

Share capital
Balance at beginning of period	$11,019,703	$9,543,301	$3,378,444
Private placements	3,485,600	-	16,104,450
Warrants valuation	(714,548)	-	(3,101,583)
Share issued for finders' fee	-	-	200,000
Debt conversion	-	-	100,000
Mineral properties acquisition	35,000	-	342,275
Cost of issue - cash laid out	(378,345)	-	(1,618,101)
Cost of issue - broker warrants valuation	(145,670)	-	(643,043)
Cost of issue - finder options valuation	-	-	(165,800)
Flow-through cost of issue	-	-	(1,294,902)

Balance at end of period	$13,301,740	$9,543,301	$13,301,740

Warrants
Balance at beginning of period	$2,611,614	$2,086,995	$-
Fair value of warrants issued from private placements	860,218	-	3,910,426
Fair value of warrants issued for mineral properties	-	-	184,750
Fair value of warrants expired	-	(286,756)	(623,344)

Balance at end of period	$3,471,832	$1,800,239	$3,471,832

Contributed surplus
Balance at beginning of period	$3,356,344	$1,547,701	$25,000
Stock option compensation	-	571,563	2,708,000
Fair value of expired warrants	-	286,756	623,344

Balance at end of period	$3,356,344	$2,406,020	$3,356,344

Accumulated deficit
Balance at beginning of period	$(8,187,426)	$(5,948,256)	$(3,434,248)
Net loss for the period	(389,785)	(914,200)	(5,142,963)

Balance at end of period	$(8,577,211)	$(6,862,456)	$(8,577,211)

Total Shareholders' Equity	$11,552,705	$6,887,104	$11,552,705

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Cash Flows

			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2007	2006	26, 2004)

Cash flows from operating activities
Net (loss) for the period	$(389,785)	$(914,200)	$(5,142,963)
Items not involving cash:
Write-down of marketable securities	-	-	25,000
Forgiveness of debt	-	-	(35,667)
Write-off of bad debts	-	-	1,235
Stock-option compensation	-	571,563	2,708,000
Future income tax recovery	-	-	(1,294,902)
Changes in non-cash operating working capital:
GST and sundry receivable	119,760	(19,816)	(101,681)
Prepaid expenses	(84,923)	(173,300)	(243,615)
Accounts payable and accrued liabilities	95,201	(97,593)	518,144

Cash flows (used in) operating activities	(259,747)	(633,346)	(3,566,449)

Cash flows from financing activities
Repayment of loans from related parties	-	-	(28,594)
Share/warrant issuance	3,485,600	-	16,104,450
Cost of issuance	(378,345)	-	(1,618,101)
Proceeds from loan	-	-	175,000
Repayment of loan	-	-	(75,000)

Cash flows from financing activities	3,107,255	-	14,557,755

Cash flows from investing activities
Purchase of reclamation bond	(13,896)	-	(13,896)
Purchase of short term investments	(2,538,979)	-	(2,538,979)
Exploration advances	312,491	181,977	-
Expenditures on mining interests	(1,479,633)	(1,008,326)	(7,921,664)
Due from a related party	-	-	(90,000)

Cash flows (used in) investing activities	(3,720,017)	(826,349)	(10,564,539)

Change in cash and cash equivalents during the period	(872,509)	(1,459,695)	426,767
Cash and cash equivalents, beginning of period	1,299,277	3,802,800	1

Cash and cash equivalents, end of period	$426,768	$2,343,105	$426,768

Supplement schedule of non-cash transactions
Share issuance included in mining interest	$35,000	$-	$542,275
Warrant issuance included in mining interest	$-	$-	$184,750

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Mineral Properties
			Cumulative
	Three Months Ended		from date of
	August 31,		inception
(Unaudited)	2007	2006	of projects
Pony Creek Carlin Trend Project,
Nevada, USA
Balance, beginning of period	$4,386,457	$1,881,582	$-
Drilling, assays and related field work	313,663	691,325	3,917,964
Project administration and general	4,355	42,909	46,186
Property acquisition and holding costs	286,929	135,758	1,027,254
Total expenditures during the period	604,947	869,992	4,991,404
Balance, end of period	4,991,404	2,751,574	4,991,404
Red Lake Gold Camp, Ontario, Canada
Balance, beginning of period	1,531,160	1,074,803	-
Drilling, assays and related field work	641,565	69,858	1,750,295
Property acquisition and holding costs	75,000	26,250	497,430
Total expenditures during the period	716,565	96,108	2,247,725
Balance, end of period	2,247,725	1,170,911	2,247,725
Rice Lake Gold Camp, Manitoba, Canada
Balance, beginning of period	668,597	459,381	-
Drilling, assays and related field work	15,150	38,072	301,434
Property acquisition and holding costs	-	4,154	382,313
Total expenditures during the period	15,150	42,226	683,747
Balance, end of period	683,747	501,607	683,747
Rocky Ridge Gold Property, Manitoba, Canada
Balance, beginning of period	548,404	-	-
Drilling, assays and related field work	177,095	-	592,999
Project administration and general	876	-	876
Property acquisition and holding costs	-	-	132,500
Total expenditures during the period	177,971	-	726,375
Balance, end of period	726,375	-	726,375

	$8,649,251	$4,424,092	$8,649,251

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

1.	Nature of operations and going concern assumption

Grandview Gold Inc. (the "Company") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by Canadian Institute of Chartered Accountants ("CICA") Handbook effective March 26, 2004 onwards.

These statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The Company's ability to continue its operations is dependent upon obtaining necessary financing to complete the development of its mineral interests and/or the realization of the proceeds from the sale of one or more of its mineral interests. These financial statements do not include adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue in business.

2.	Basis of presentation and accounting policies

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three month period ended August 31, 2007 may not necessarily be indicative of the results that may be expected for the year ending May 31, 2008.

The balance sheet at May 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited financial statements for the year ended May 31, 2007, except as noted below. For further information, refer to the audited financial statements and notes thereto for the year ended May 31, 2007.

Refer to Note 13 of the May 31, 2007 audited financial statements for the Company's commitments.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

2.	Basis of presentation and accounting policies (Continued)

Accounting Changes

Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The Company has adopted these new standards effective June 1, 2007.

Financial instruments, comprehensive income and hedges

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, and 3865, “Hedges”. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods are not restated. The Company has adopted these new standards effective June 1, 2007.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:
º All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

º       All financial liabilities be measured at fair value if they are classified as held for trading purposes.  Other financial liabilities are measured at amortized cost using the effective interest method; and

º All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Under adoption of these new standards, the Company designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. GST and sundry receivable, prepaid expenses, exploration advances and due from a related party are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

2.	Basis of presentation and accounting policies (Continued)

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual financial statements for the Company's reporting period beginning on June 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

3.	Mining interests

On a quarterly basis, management of the Company reviews exploration expenditures to ensure mining interests include only costs and projects that are eligible for capitalization.

For a description of mining interests, refer to Note 5 of the audited financial statements as at May 31, 2007. Specific changes to mining interests that occurred from June 1, 2007 to August 31, 2007 are as follows:

On June 18, 2007, the Company amended the option agreement with EMCO Corporation SA ("EMCO") relating to the Sanshaw-Bonanza gold property. The Company has agreed to increase the expenditures required to be incurred on or before August 31, 2008 to $500,000 and to issue to EMCO 100,000 common shares in the capital of the Company as consideration for the amended agreement (issued and valued at $35,000).

On June 20, 2007, the Company announced that it has fulfilled the terms of its option agreement with Mill City relating to the Company’s right to earn an undivided 60% interest in the 28 square-mile Pony Creek/Elliott Dome property (the “Property”) located on the Carlin Trend in north central Nevada.

Under the terms of the option agreement with Mill City, dated April 14, 2005 (the “Option Agreement”), the Company had a right to earn an undivided 60% interest in the Property by spending US$3,500,000 over three years. The Company recently presented a detailed accounting of its US$3,500,000 exploration program completed to date, as well as plans for exploration moving forward.

Mill City accepted in writing on June 20, 2007, the Company’s earn-in and further, Mill City has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 40% participating interest to a 20% carried interest, up to and including the date on which the Bankable Feasibility Study is completed by the Company. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of the Company’s earn in, immediately converts the Company’s 60% interest to an 80% interest in the Property.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

4.	Share capital

	(a)	Authorized

Unlimited number of common shares.

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

	(b)	Issued

	Number of
	shares	Amount

Balance, May 31, 2007	24,841,890	$11,019,703
Private placements	8,714,000	3,485,600
Warrants valuation	-	(714,548)
Mineral property acquisition	100,000	35,000
Cost of issue - cash laid out	-	(378,345)
Cost of issue - broker warrants valuation	-	(145,670)

Balance, August 31, 2007	33,655,890	$13,301,740

On July 6, 2007, the Company closed a brokered private placement with Bolder Investment Partners, Ltd. (the "Agent") . The brokered placement resulted in the issuance by the Company of a total of 8,589,000 units in the capital of the Company (the “Units”) at a purchase price of $0.40 per Unit for gross proceeds of $3,435,600. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company at a price of $0.65 for a period of 24 months from closing.

The fair value of the 4,294,500 common share purchase warrants has been estimated to be $704,298 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

In connection with the brokered placement, the Company paid a cash fee to the Agent of 8% of the gross proceeds raised for total of $274,848 and also issued broker options to acquire 8% of the total number of Units issued at a price of $0.40 per Unit for a period of 24 months from closing. In addition, the Company also paid a cash work fee of $7,500 for certain services of the Agent.

The fair value of the 687,120 broker options has been estimated to be $145,670 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

The Company also closed a non-brokered placement on the same terms as the brokered placement for an additional 125,000 Units and further proceeds of $50,000.

Other costs associated to the private placements amounted to $95,997.

The fair value of the 62,500 common share purchase warrants has been estimated to be $10,250 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

5.	Warrants

The following is continuity of warrants for the period ended August 31, 2007:

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2007	6,581,583	$1.18
Issued	5,044,120	0.62

Balance, August 31, 2007	11,625,703	$0.93

The following are the warrants outstanding at August 31, 2007:

Number of	Fair	Exercise	Expiry
Warrants	Value	Price	Date

350,000	$74,550	$0.70	February 28, 2008
250,000	78,000	1.00	November 29, 2008
1,199,999	284,400	1.40	December 22, 2008
240,000	85,200	0.65	December 22, 2008
1,625,000	339,625	0.65	March 16, 2009
325,000	80,600	0.45	March 16, 2009
1,992,987	1,335,301	1.75	March 27, 2009
398,597	301,738	1.10	March 27, 2009
4,357,000	714,548	0.65	July 6, 2009
687,120	145,670	0.40	July 6, 2009
200,000	32,200	1.40	February 8, 2010

11,625,703	$3,471,832

6.	Stock options

The following is continuity of stock options for the period ended August 31, 2007:

	Number of	Weighted Average
	Stock Options	Exercise Price

Balance, May 31, 2007	2,850,000	$1.22
Expired/cancelled	(275,000)	1.23

Balance, August 31, 2007	2,575,000	$1.23

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

6.	Stock options (Continued)

The following are the stock options outstanding and exercisable at August 31, 2007:

	Number	Weighted Average
Expiry Date	of Options	Exercise Price	Fair Value

January 6, 2008	200,000	1.25	$137,100
January 11, 2008	500,000	1.10	255,500
October 1, 2009	600,000	1.00	457,200
December 20, 2009	75,000	1.10	62,850
January 6, 2011	150,000	1.25	117,150
April 3, 2011	550,000	1.80	662,750
October 31, 2011	500,000	1.00	365,000

	2,575,000		$2,057,550

7.	Basic and diluted (loss) earnings per share

	Three Months Ended
	August 31,
	2007	2006
Numerator for basic (loss) earnings per share	$(389,785)	$(914,200)
Numerator for diluted (loss) earnings per share	(389,785)	(914,200)
Denominator:
Weighted average number of common shares - basic	30,207,194	19,086,892
Weighted average number of common shares - diluted	30,207,194	19,086,892
Basic and diluted (loss) earnings per share	$(0.01)	$(0.05)

Diluted (loss) earnings per share, reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, and the conversion of convertible securities. However, the effect of outstanding warrants and stock options is not calculated as the effect would be anti-dilutive.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

8.	Segmented information

The Company's operates in one segment within the mining industry and two geographic segments.

	August 31,	May 31,
Assets	2007	2007

Canada	$7,073,276	$4,830,552
United States of America	4,991,404	4,386,457

Total	$12,064,680	$9,217,009

9.	Related party transactions not disclosed elsewhere

i) On June 1, 2004, the Company entered into a management agreement with a company owned by its former President. Management services expense includes $nil (August 31, 2006 - $2,893) in travel expenses paid to the former president and his company.

ii)An amount of $19,500 (August 31, 2006 - $13,500) was paid to the former interim CEO of the Company for consulting services.

iii) An amount of $22,500 (August 31, 2006 - $nil) was paid to the president and CEO of the Company for consulting services. Also, $6,000 (August 31, 2006 - $nil) in car and office allowances and $2,898 (August 31, 2006 - $nil) in travel expenses were paid.

iv) An amount of $nil (August 31, 2006 - $30,000) was paid to a company for consulting services. The company is related to the Company because a director of the Company is affiliated with the company.

v) An amount of $27,000 (August 31, 2006 - $12,000) consulting fee was also paid or accrued to the Chief Financial Officer of the Company.

vi)The Company provided a loan of $90,000 to the president and CEO of the Company. The loan is unsecured, bears no interest and is due on October 31, 2009.

These transactions were in the normal course of operations and were measured at the exchange value which is represented the amount of consideration established and agreed to by the related parties.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP

The Company's interim financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's interim financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(h) in the fiscal 2007 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the period ended August 31, 2007 and 2006, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the period ended August 31, 2007 and 2006. Had the Company adopted (FASB) Statement 148 for 2004, there would be no effect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(d) of the audited annual financial statements for May 31, 2007, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments are carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and adjustments to the carrying value are shown as a component of shareholder's equity (if the securities are classified as available-for-sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company's accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP (see Note 2).

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 10 of the audited annual financial statements for May 31, 2007). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Had the Company's balance sheets as at August 31, 2007 and May 31, 2007 been prepared using US GAAP, such balance sheets would be presented as follows:

	August 31, 2007	May 31,2007

Assets

Current assets
Cash	$426,768	$1,299,277
Short term investments	2,538,979	-
GST and sundry receivable	102,171	221,931
Prepaid expenses	243,615	158,692
Exploration advances, net	-	312,491

	3,311,533	1,992,391

Reclamation bond	13,896	-
Due from a related party	90,000	90,000
Mineral property rights	2,039,497	1,677,568

	$5,454,926	$3,759,959

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$511,975	$416,774

Shareholders' equity

Share capital
Authorized - unlimited common shares
Issued
Common shares	14,596,642	12,314,605
Additional "paid in" capital	648,344	648,344
Warrants	3,471,832	2,611,614
Cumulative adjustments to marketable securities	(325,305)	(325,305)
Deferred stock-option compensation	2,708,000	2,708,000
Deficit accumulated before change to an exploration
stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(13,022,619)	(11,480,130)

	4,942,951	3,343,185

	$5,454,926	$3,759,959

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. Had the Company's statements of operations and deficit been prepared using US GAAP, such statements would have included cumulative-from-inception amounts in addition to amounts for the period ended August 31, 2007, August 31, 2006 and August 31, 2005. Such statements under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
				from date
	Three Months Ended August 31,			of inception
	2007	2006	2005	("March 26, 2004")

Expenses
General exploration	$1,152,704	$842,164	$229,653	$6,609,754
Management services	76,250	72,769	48,038	925,700
Investor relations, business
development and reporting
issuer maintenance costs	152,658	68,994	31,090	1,178,041
Bad debt	-	-	-	1,235
Professional fees	72,496	183,346	24,539	806,435
Office and administration	74,407	32,323	30,947	525,463
Flow-through interest expense	-	-	-	141,366
Gain on forgiveness of debt	-	-	-	(35,667)
Share based compensation	-	571,563	121,291	2,708,000
Failed merger costs	-	-	-	170,000
Site restoration costs	30,000	-	-	30,000

(Loss) before the under noted	(1,558,515)	(1,771,159)	(485,558)	(13,060,327)
Interest income	16,026	14,795	-	37,708

Net (loss) for the period and
from date of inception	(1,542,489)	(1,756,364)	(485,558)	(13,022,619)

Comprehensive (loss) items:
Write-down of marketable securities	-	-	-	(25,000)

Comprehensive (loss) for the period	$(1,542,489)	$(1,756,364)	$(485,558)	$(13,047,619)

(Loss) per common share
Basic	$(0.05)	$(0.09)	$(0.04)
Diluted	$(0.05)	$(0.09)	$(0.04)

Comprehensive (loss) per
common share
Basic	$(0.05)	$(0.09)	$(0.04)
Diluted	$(0.05)	$(0.09)	$(0.04)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
Common Shares	Shares	US GAAP
Common shares before change to a exploration stage company and
as of May 31, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006	19,086,892	$10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)

Balance, May 31, 2007	24,841,890	12,314,605

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity (Continued)

		Amount
		Under
Common Shares (Continued)	Shares	US GAAP

Balance, May 31, 2007	24,841,890	12,314,605
Private placements	8,714,000	3,485,600
Mineral property acquisition	100,000	35,000
Warrants valuation	-	(714,548)
Cost of issue - cash laid out	-	(378,345)
Cost of issue - broker warrants valuation	-	(145,670)

Balance, August 31, 2007	33,655,890	$14,596,642

Other changes in shareholders' equity are presented as follows:

Additional "paid in" capital
Balance, May 31, 2004 and 2005	$25,000
Expired warrants	173,388
Balance, May 31, 2006	198,388
Expired warrants	449,956
Balance, May 31, 2007 and August 31, 2007	$648,344

Warrants

Balance, May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	2,086,995
Issued	974,575
Expired	(449,956)

Balance, May 31, 2007	2,611,614
Issued	860,218

Balance, August 31, 2007	$3,471,832

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Cumulative adjustments to marketable securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)
Balance, May 31, 2002	(206,725)
Comprehensive loss items	(88,580)

Balance, May 31, 2003	(295,305)
Comprehensive loss items	(5,000)

Balance, March 26, 2004	(300,305)
Comprehensive loss items	(15,234)

Balance, May 31, 2005 and May 31, 2006	(315,539)
Comprehensive loss items	(9,766)

Balance, May 31, 2007 and August 31, 2007	$(325,305)

Deferred stock-option compensation
Balance, May 31, 2004	$-
Vesting of stock options	775,613
Balance, May 31, 2005	775,613
Vesting of stock options	573,700
Balance, May 31, 2006	1,349,313
Vesting of stock options	1,358,687
Balance, May 31, 2007 and August 31, 2007	$2,708,000

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Deficit accumulated during the exploration stage

Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	$(5,427,407)
Net loss	(6,052,723)

Balance May 31, 2007	(11,480,130)
Net loss	(1,542,489)

Balance, August 31, 2007	$(13,022,619)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Had the Company's statements of cash flows been prepared using US GAAP, such statements would have included cumulative from inception amounts in addition to amounts for the period ended August 31, 2007, August 31, 2006 and August 31, 2005. Such statements under US GAAP are as follows:

Statements of Cash Flows

				Cumulative
				from date
	Three Months ended August 31,			of inception
	2007	2006	2005	("March 26, 2004")

Cash flows from operating activities
Net (loss) income for the period	$(1,542,489)	$(1,756,364)	$(485,558)	$(13,022,619)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Stock-option compensation	-	571,563	121,291	2,708,000
Change in non-cash operating
working activities:
GST and sundry receivable	119,760	(19,816)	(19,327)	(107,351)
Prepaid expenses	(84,923)	(173,300)	-	(237,945)
Due from a related party	-	-	-	(90,000)
Accounts payable and accrued
liabilities	95,201	(97,593)	19,174	518,706

Cash flows (used in) operating
activities	(1,412,451)	(1,475,510)	(364,420)	(10,265,641)

Cash flows from financing activities
Loans to related parties	-	-	-	(28,594)
Share/warrant issuance	3,485,600	-	2,523,880	16,104,450
Cost of issue	(378,345)	-	(212,522)	(1,618,101)
Proceeds from loan	-	-	195,000	175,000
Repayment of loan	-	-	-	(75,000)

Cash flows from financing
activities	3,107,255	-	2,506,358	14,557,755
Cash flows from investing activities
Purchase of reclamation bond	(13,896)	-	-	(13,896)
Purchase of short term
investments	(2,538,979)	-	-	(2,538,979)
Exploration advances	312,491	181,977	-	-
Purchase of mineral property rights	(326,929)	(166,162)	-	(1,312,472)

Cash flows (used in) investing
activities	(2,567,313)	15,815	-	(3,865,347)

Change in cash and cash
equivalents during the period	(872,509)	(1,459,695)	2,141,938	426,767
Cash and cash equivalents,
beginning of period	1,299,277	3,802,800	244,067	1

Cash and cash equivalents,
end of period	$426,768	$2,343,105	$2,386,005	$426,768

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Cash Flows (Continued)

				Cumulative
				from date
	Three Months ended August 31,			of inception
	2007	2006	2005	("March 26, 2004")

Supplement schedule of non-cash transaction
Share issuance included in mining
interest	$35,000	$-	$-	$542,275
Warrant issuance included in
mining interest	$-	$-	$-	$184,750

Recent US GAAP accounting pronouncements

In March 2004, the FASB ratified a consensus reached by the Emerging Issues Task Force ("EITF") on issue No. 04-2 entitled "Whether Mineral Rights are Tangible or Intangible Assets". This consensus requires that costs to acquire mineral rights (defined as the legal rights to explore, extract and retain at least a portion of the benefits from mineral deposits) as tangible assets. This consensus was effective for years beginning after March 2004 and has been applied in the May 31, 2005 balance sheet. Prior to the adoption of this consensus, the Company accounted for mineral rights costs with exploration costs as expense when incurred.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Company was required to adopt FIN 47 during the year ended May 31, 2007; the implementation did not have any effect on the Company's financial statements as the Company does not yet have significant assets which the Company is obligated to retire.

In March 2005, the FASB ratified a consensus reached by the EITF on the issue No. 04-6 entitled "Accounting for Stripping Costs Incurred during Production in the Mining Industry". This Consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine. The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred. This consensus is required to be adopted in the fiscal year ending May 31, 2007. This consensus has no effect on the financial statements since the Company is not yet in the production phase.

In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections, effective for accounting changes and error corrections made in the fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The adoption of this accounting principle had no effect on the financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2007
(Unaudited)

10.	Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements (Continued)

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company does not expect a material effect on the financial statements from the adoption of this standard.

In September 2006, the FASB issued Statement 157 "Fair Value Measurements". Statement 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, that the adoption of Statement 157 "Fair Value Measurements" will have on the financial statements.

In February 2007, the FASB issued Statement 159 "Fair Value Option". Statement 159 will become effective for financial statements issued for fiscal years beginning November 15, 2007, and interim periods within those fiscal years. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement for accounting for financial instruments. The Company is currently evaluating potential impact, if any, that the adoption of Statement 159 "Fair Value Option" will have on the statements.